

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 22, 2008

Mr. Chunqing Wang
Principal Financial and Accounting Officer
China Education Alliance, Inc.
58 Heng Shan Road,
Kun Lun Shopping Mall
Harbin, The People's Republic of China 150090

      Re: **China Education Alliance, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Filed March 31, 2008

              Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and
              June 30, 2008
              File No. 0-52092

Dear Mr. Wang:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director